FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

March 6, 2017

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FundX Investment Trust (the “Trust”) SEC File Numbers: 333-194652; 811-22951

Dear Ms. Larkin:

This correspondence is being filed in response to your March 2, 2017 comments provided to Lillian Kabakali of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 15 to its registration statement.  PEA No. 15 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”) of Form N-1A, on February 14, 2017 and would automatically become effective on April 15, 2017.  PEA No. 15 was filed for the primary purpose of responding to Staff comments with respect to correspondence filed by the Trust on November 14, 2016, December 12, 2016 and January 26, 2017 for a new series of the Trust, the FundX Sustainable Impact Fund (the “Fund”).

On February 16, 2017, the Trust separately filed a request for acceleration of effectiveness of PEA No. 15 to Friday, March 10, 2017.  Pursuant to Rule 497(c) under the 1933 Act, the Trust intends to file the definitive forms of the Prospectus and Statement of Additional Information for the Fund, with the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate, within five days after effectiveness.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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PROSPECTUS

1.
With respect to the Fees and Expenses of the Fund table on Page 3 of the Prospectus, please confirm that the disclosure in the second sentence of Footnote 2 accurately reflects the Advisor’s operations with respect to recoupment.  Specifically, please confirm that operationally speaking the Advisor will seek recoupment, at most, within 3 years from the date waived as opposed to recouping within 3 years of the fiscal year end.  If the Advisor is seeking recoupment from 3 years as of the fiscal year end, then please revise the disclosure in Footnote 2 to clarify the Advisor’s recoupment process.

The Trust responds by confirming that operationally, the Advisor will seek recoupment, at most, within 3 years from the date waived.  The Trust further responds by revising the second sentence of Footnote 2 to the Fees and Expenses of the Fund table, to clarify the Advisor’s recoupment process, as follows:

A reimbursement may be requested by the Advisor for fee reductions and/or expense payments made ~~in the prior three fiscal~~ within the prior three years if the aggregate amount actually paid by the Sustainable Impact Fund toward operating expenses for such ~~fiscal year~~ period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver or reimbursement.

The Trust further responds by revising the disclosure under the section entitled “Fund Expenses” on Page 23 of the Prospectus, to clarify the Advisor’s recoupment process, as follows:

Fund Expenses
The Sustainable Impact Fund is responsible for its own operating expenses.  The Advisor has contractually agreed to reduce its fees and/or pay expenses of the Sustainable Impact Fund to ensure that Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement will not exceed certain Expense Caps.  The Expense Cap for the Sustainable Impact Fund is 1.35% of the average daily net assets.  The Expense Cap excludes front-end or contingent deferred loads, taxes, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, or extraordinary expenses such as litigation.  Any reduction in advisory fees or payment of expenses made by the Advisor is subject to reimbursement by the Sustainable Impact Fund to the Advisor if requested by the Advisor, and if the Board approves such reimbursement ~~in subsequent fiscal years~~ within the following three years.  This reimbursement may be requested by the Advisor if the aggregate amount actually paid by the Sustainable Impact Fund toward operating expenses for such ~~fiscal year~~ period (taking into account any reimbursements) does not exceed the lesser of the Expense Cap in place at the time of waiver or reimbursement.  The Advisor is permitted to be reimbursed for fee reductions and/or expense payments made ~~in the prior three fiscal~~ within the prior three years (on a rolling ~~three-year~~ 36-month look-back basis).  The Sustainable Impact Fund must pay its current ordinary operating expenses before the Advisor is entitled to any reimbursement of fees and/or expenses.  The Operating Expenses Limitation Agreement is in effect at least until March 31, 2018.

Lastly, the Trust responds by revising the third paragraph under the section entitled “The Fund’s Investment Advisor,” on Page B-34 of the SAI, to clarify the Advisor’s recoupment process, as follows:

The Advisor has contractually agreed to reduce its fees and/or pay expenses of the Fund to ensure that Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement will not exceed the Expense Cap.  The Expense Cap is 1.35% of the average daily net assets.  The Expense Cap excludes Acquired Fund Fees and Expenses, interest expense in connection with investment activities, taxes and extraordinary expenses.  The Expense Cap will remain in effect for the period shown in the Example contained in the Prospectus and may be renewed thereafter, as determined by the Board.  The Advisor is permitted to be reimbursed for fee reductions and/or expense payments made ~~in the prior three fiscal~~ within the prior three years.  Any such reimbursement is subject to the Board’s review and approval.  This reimbursement may be requested by the Advisor if the aggregate amount actually paid by the Fund toward operating expenses for such ~~fiscal year~~ period (taking into account the reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver or reimbursement.  Any application or waiver of management fees or payment of the Fund’s expenses by the Advisor will be applied or credited to all shareholders of the Fund on a pro rata basis.

2.
With respect to the Fund’s 80% investment policy, as described in the section entitled “Changes in Policy,” on Page 10 of the Prospectus, please update the disclosure to match the Fund’s new 80% investment policy.

The Trust responds by revising the disclosure on Page 10 of the Prospectus as requested, as follows:

Changes in Policy.  The Sustainable Impact Fund will not change its investment policy of investing at least 80% of its net assets in in Underlying Funds, which the Advisor identifies as ESG Funds and Underlying Funds ~~with portfolios that have an above-average ESG Rating~~ that have an above-average ESG Rating, as calculated by the Advisor using Morningstar Portfolio Sustainability Scores (as described below), without first providing shareholders with at least 60 days’ prior written notice and changing the Sustainable Impact Fund’s name.

STATEMENT OF ADDITIONAL INFORMATION

3.
With respect to the Fund’s Non-Fundamental investment policy #2 on Page B-23 of the SAI, please consider revising the disclosure to read as follows: “Invest, in the aggregate, more than 15% of its net assets in illiquid securities.”

The Trust responds by revising the disclosure as requested, as follows:

2.
Invest, in the aggregate, more than 15% of its net assets in illiquid securities ~~with legal or contractual restrictions on resale, securities that are not readily marketable and repurchase agreements with more than seven days to maturity~~.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Lillian Kabakali at (626) 914‑7372.

Sincerely,

/s/ Jason Browne

Jason Browne
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC